Mail Stop 3561

October 17, 2008

Mr. Jim Arabia
Chief Executive Officer
Execute Sports, Inc.
21143 Hawthorne BL #425
Torrance, CA  90503

> **Re:    Execute Sports, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **File No. 000-52829**

Dear Mr. Arabia:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,


Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services